Filed by Shift Technologies, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Shift Technologies, Inc.

Commission File No.: 001-38839

Date: August 9, 2022

Shift and CarLotz Agree To Merge, Creating a Differentiated Used Auto Ecommerce Retailer

●	Merger will create a leading omnichannel auto retailer
●	Combination of complementary geographic footprints, with Shift’s strong presence on the West Coast and CarLotz’s retail stores in the mid-Atlantic region
●	Upon close, combined company anticipated to have a cash position of approximately $125 million

SAN FRANCISCO and RICHMOND, August 9, 2022 — Shift Technologies, Inc. (Nasdaq: SFT), a leading end-to-end ecommerce platform for buying and selling used cars, and CarLotz, Inc. (Nasdaq: LOTZ), a leading consignment-to-retail used vehicle marketplace, announced today that they have entered into a definitive agreement to combine in a stock-for-stock merger. The combined company will continue to trade on Nasdaq under the ticker SFT.

The combination will create the destination for the best online and in-person used car purchasing experience, allowing the customer to seamlessly shop the broadest assortment of used vehicle inventory, and complete the transaction however they prefer.

The merger brings together the most profitable assets of both companies. The two businesses have complementary geographies, with Shift’s footprint concentrated on the West Coast, while CarLotz has built a strong presence in the mid-Atlantic region. CarLotz will be able to leverage Shift’s proprietary inventory acquisition engine and at-home delivery offering to obtain differentiated inventory and expand its geographic footprint, while Shift will be able to leverage CarLotz’s presence to scale its dealer marketplace on the East Coast.

“The Shift and CarLotz teams have admired each other and our respective businesses for quite some time. We’ve always seen a considerable amount of strategic and cost synergies with a combined entity,” said George Arison, Shift’s Co-Founder and CEO. “We are strongly convinced that the merger will put us in a position to pursue a profitable future. As such, this is a transformative moment in Shift’s history by enabling us to advance our vision to be the end-to-end destination for car ownership that controls its own destiny.”

“While this is an exciting day for both companies, the merging of Shift and CarLotz will be most beneficial to consumers looking to buy or sell a used car,” said Lev Peker, CEO of CarLotz. “Shift’s technology and consumer sourcing abilities combined with our consignment and retail remarketing expertise will provide one extraordinary, omnichannel experience."

“We see immense opportunity in combining Shift’s proprietary acquisition engine, which excels in buying cars from customers, with CarLotz’s unique consignment relationships to create a truly differentiated inventory strategy,” said Jeff Clementz, Shift’s President and incoming CEO. “There’s also potential to leverage Shift’s back-end technology and online checkout flow at CarLotz’s retail locations, to drive significant process and cost efficiencies.”

Under the terms of the merger agreement, CarLotz shareholders are expected to receive approximately 0.692158 shares of Shift common stock for each share of CarLotz common stock. The actual exchange ratio will be adjusted at the closing based on Shift’s issued and outstanding shares prior to the effective time of the merger, relative to the fully diluted CarLotz shares prior to the effective time of the merger. Based on the expected exchange ratio, upon the closing of the merger Shift’s then-current equity holders will own approximately 52.9% of the combined company, and CarLotz’s then-current equity holders will own approximately 47.1% of the combined company, calculated on a fully diluted basis. We expect the transaction to close in Q4 2022 subject to CarLotz’s and Shift’s shareholders' approvals and other customary and regulatory approvals.

Shift is advised by Centerview Partners and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC. as financial advisor and Jenner & Block LLP as legal counsel. CarLotz is advised by William Blair & Company as financial advisor and Freshfields Bruckhaus Deringer LLP as legal counsel.

More information regarding the merger can be found in the presentation on Shift’s investor relations website.

About Shift

Shift is a leading end-to-end auto ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle, enabling customers to purchase a vehicle online with financing and vehicle protection products, and a vision to provide high-value support services during car ownership. For more information please visit www.shift.com.

About CarLotz

CarLotz operates a consignment-to-retail used vehicle marketplace that provides its corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to easily access the retail sales channel. CarLotz’s mission is to create the world's greatest vehicle buying and selling experience. The Company operates a technology-enabled buying, sourcing, and selling model that offers an omni-channel experience and diverse selection of vehicles. CarLotz’s technology provides its corporate vehicle sourcing partners with real-time performance metrics and data analytics, along with custom business intelligence reporting that enables vehicle triage optimization between the wholesale and retail channels. For more information please visit www.carlotz.com.

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Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact

press@shift.com

Leslie Griles

leslie.griles@CarLotz.com

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